SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: February 20, 2008	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Contacts:

In Taiwan R.O.C.	In the U.S.
Dr. S.K. Chen	The Ruth Group
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Joseph Villalta
+886-6-507-7712	+1-646-536-7003
s.k._chen@chipmos.com	jvillalta@theruthgroup.com

ChipMOS REPORTS JANUARY 2008 REVENUE

Hsinchu, Taiwan, February 20, 2008 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today reported its unaudited consolidated revenue for the month of January 2008.

Revenue for the month of January 2008 was NT$1,680.2 million or US$52.2 million, a decrease of 11.3% from the month of December 2007 and a decrease of 15.8% from the same period in 2007. (All translations from NT dollars to U.S. dollars were made at the exchange rate of NT$32.17 against US$1.00 as of January 31, 2008.)

Consolidated Monthly Revenues (Unaudited)

	January 2008	December 2007	January 2007	MoM Change	YoY Change
Revenues (NT$ million)	1,680.2	1,893.3	1,995.3	-11.3%	-15.8%

Revenues (US$ million)	52.2	58.9	62.0	-11.3%	-15.8%

ChipMOS’ January 2008 consolidated revenue included revenues of ChipMOS TECHNOLOGIES INC., ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS TECHNOLOGIES (H.K.) Limited, MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.